                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         THE ELDER-BEERMAN STORES CORP.
                       (Name of Subject Company (Issuer))

                             ELDER ACQUISITION CORP.
                            THE BON-TON STORES, INC.
                       (Names of Filing Persons (Offeror))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (Cusip Number of Class of Securities)

                               James H. Baireuther
                            The Bon-Ton Stores, Inc.
                             2801 East Market Street
                            York, Pennsylvania 17402
                            Telephone: (717) 757-7660
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                               John M. Coogan, Jr.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                            Telephone: (215) 977-2000

                            CALCULATION OF FILING FEE

Transaction Valuation*                           Amount of Filing Fee*
----------------------                           ---------------------
Not Applicable                                   Not Applicable


* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       Not applicable.     Filing Party:   Not applicable
Form or Registration No.:     Not applicable.     Date Filed:     Not applicable


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer


Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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
                                 [BON-TON LOGO]
                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                  CONTACT:
---------------------                                  --------
                                                       Mary Kerr
                                                       Divisional Vice President
                                                       Corporate Communications
                                                       (717) 751-3071

              THE BON-TON MAKES FIRM OFFER TO ACQUIRE ELDER-BEERMAN

YORK, PA.--SEPTEMBER 4, 2003--THE BON-TON STORES, INC. (NASDAQ: BONT) today announced that it has submitted a firm offer to the board of directors of The Elder-Beerman Stores Corp. (Nasdaq: EBSC) that provides for a combination of the two companies in which all Elder-Beerman shareholders would receive $7.00 per share in cash for their common stock. In a letter from Tim Grumbacher, Chairman and Chief Executive Officer of The Bon-Ton, to the Board of Directors of Elder-Beerman, Mr. Grumbacher stated that promptly after signing a merger agreement, The Bon-Ton would commence a tender offer to purchase all outstanding shares of Elder-Beerman at $7.00 per share, followed by a merger of Elder-Beerman with a subsidiary of The Bon-Ton. The Bon-Ton also advised the Elder-Beerman board that The Bon-Ton has received written commitments from financing sources to provide the funds necessary to complete the business combination.

      The principal conditions to consummation of the tender offer would be: (i) at least two-thirds of Elder-Beerman's outstanding common shares, on a fully diluted basis, being tendered and not withdrawn prior to the expiration date of the offer, (ii) the proceeds of the financings under The Bon-Ton's commitment letters being available to The Bon-Ton and (iii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

      The nation's ninth largest independent department store chain, The Elder-Beerman Stores Corp. is headquartered in Dayton, Ohio and operates 68 stores in Ohio, West Virginia, Indiana, Michigan, Illinois, Kentucky, Wisconsin, Pennsylvania and Iowa.

      The Bon-Ton Stores, Inc. operates 72 department stores in targeted markets in Pennsylvania, New York, Maryland, New Jersey, Connecticut, Massachusetts, New Hampshire, Vermont and West Virginia. The stores carry a broad assortment of quality, brand-name fashion apparel and accessories for women, men and children, as well as distinctive home furnishings.

Note: Statements made in this press release, other than statements of historical information, are forward looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Factors that could cause such differences include, but are not limited to, delays in being given permission to commence due diligence, negotiation and completion of a formal transaction agreement, actions taken by Elder-Beerman or other parties and governmental regulatory processes.


THIS ANNOUNCEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER
AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF ELDER-BEERMAN OR THE BON-TON. THE BON-TON INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY THE BON-TON WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM THE BON-TON AT 2801 EAST MARKET STREET, YORK, PA 17402, ATTN: INVESTOR RELATIONS.


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